[Insight Communications Company, Inc. Letterhead]





                                October 25, 2005



VIA EDGAR, FAX AND HAND DELIVERY

Abby Adams
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re: Insight Communications Company, Inc.
             Revised Preliminary Proxy Statement on Schedule 14A
             Schedule 13E-3, Amendment No. 1

Dear Ms. Adams:

We have received your letter dated October 12, 2005, containing comments with respect to the above-referenced filings. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, concurrently with submitting this response letter, we are filing a further revised preliminary proxy statement and amendment no. 2 to the Schedule 13E-3. Page references in the responses below are to the further revised preliminary proxy statement, and capitalized terms used but not defined in this letter have the meanings given them in such proxy statement. Please note that information for several of the responses below again has been provided to us by the special committee's financial advisors or principals of Acquisition.

Preliminary Proxy Statement

1. We reissue comments 4, 11 and 42 in light of the fact that the group of continuing investors has not been finalized. We understand that you will determine which of the continuing investors are affiliates and provide us your analysis in that regard. To the extent that you determine that there are continuing investors that are not affiliates, it appears that you will need to revise the filing to provide a fairness determination from each filing person with respect to the unaffiliated security holders who will remain security holders in the surviving entity. See Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981). Please provide us your analysis in this regard. Furthermore, we reissue comment 48 regarding the need for pro forma until more information is available regarding the continuing security holders. Finally, it appears that you should revise the fairness determination with respect to unaffiliated security holders who are being cashed-out in this transaction to clarify the fairness of the transaction to them in light of the fact that selected persons are being provided the option to remain security holders of the company.

RESPONSE

We expect to be able to identify the anticipated Continuing Investors in early November, and we will file a revised preliminary proxy statement to include appropriate disclosures at that time. We also would hope that this subsequently-filed revised proxy statement could reflect any additional comments that you may have after reviewing the responses contained in this letter.

With respect to which of the potential Continuing Investors should be deemed affiliates engaged in this 13e-3 transaction, we believe that the two executive officers of Insight and the other six officers that hold Loan Program Exchange Shares identified in the first two bullets of the response to your previous comment 4, as well as Continuing Investor Holding Company, LLC ("Holdco"), could be deemed affiliates for purposes of Rule 13e-3. As described on page 48 Holdco is a new entity being formed by Sidney Knafel and Michael Willner for the sole purpose of holding Series C Non-Voting Preferred Stock of the Surviving Corporation on behalf of certain Insight stockholders that are relatives, trusts for the benefit of relatives or associates of Sidney Knafel, Michael Willner or Thomas Kempner (essentially, those persons identified in the last three bullets of the response to your previous comment 4). Sidney Knafel and Michael Willner will be the sole managers of Holdco and will have the power to exercise all governance and voting rights of Holdco, except consent of the members would be required under certain very limited circumstances. This indirect ownership structure is designed to facilitate the future administration of certain transactions and other matters pertaining to the Surviving Corporation and its stockholders. The Holdco controlling persons (Sidney Knafel and Michael Willner) have signed the Schedule 13E-3; Holdco signed amendment no. 2 to the Schedule 13E-3, which is being filed with this response letter; and the two executive officers and six other officers of Insight mentioned above are expected to sign a subsequent amendment to the Schedule 13E-3. Accordingly, at this time, as discussed below, the only potential Continuing Investors who, in our view, should not be deemed affiliates engaged in this 13e-3 transaction and, therefore, should not have to sign the Schedule 13E-3 are the 11 other employees of Insight who have been invited to be Continuing Investors (the "Employee Continuing Investors").

The Staff's analysis, set forth in Section II.D.3 of the SEC Division of Corporation Finance Current Issues and Rulemaking Projects (November 14, 2003),
 as updated (the "Current Issues Outline"), states that "[t]wo separate but related issues may be raised with respect to the determination of `filing-person' status in situations where a third party proposes a transaction with an issuer that has at least one of the requisite `going-private' effects: first, what entities or persons are `affiliates' of the issuer within the scope of Rule 13e-3 and, second, when should those affiliates be deemed to be engaged, either directly or indirectly, in the going private transaction." "[R]esolution of both issues necessarily turns on all relevant facts and circumstances of a particular transaction." Id. Based upon the facts and circumstances outlined below, we believe that the Employee Continuing Investors are neither "affiliates" nor "engaged" in a Rule 13e-3 transaction, and thus should not be subject to the filing, dissemination and disclosure requirements of Schedule 13E-3.

1. Rule 13e-3(a)(i) defines an "affiliate" as "a person that directly or indirectly through one or more intermediaries controls or is controlled by, or is under common control with such issuer." The Employee Continuing Investors consist primarily of regional and district vice presidents and are not part of Insight's senior management team. None of the Employee Continuing Investors file reports under Section 16 of the Exchange Act, and none of such persons are or were, directly or indirectly, in a position to exercise
"control" over Insight at any time prior or subsequent to entering into the merger agreement.

2. Combined, the Employee Continuing Investors own approximately .05%
(one-half of one-tenth percent) of Insight's outstanding Class A common stock and none of Insight's super-voting Class B common stock.
These holdings are too minimal to give the Employee Continuing Investors any control or influence over Insight. Additionally, once the transaction is complete, Sidney Knafel and Michael Willner will control more than a majority of the Series C Non-Voting Preferred Stock (which is the class that will be held by the Employee Continuing Investors), and the Employee Continuing Investors will hold no shares of Surviving Corporation stock that is entitled to elect directors of the Surviving Corporation. Accordingly, the Employee Continuing Investors will be unable to exert any control or influence over the Surviving Corporation.

3. The Employee Continuing Investors are not a party to any significant business agreement or contract with Insight as a lender, supplier or customer, and they have no other significant business relationships with Insight. Additionally, Insight does not have any plans to enter into any significant business relationships with any of the Employee Continuing Investors. Consequently, the Employee Continuing Investors are not, and will not be, in a position as a lender, supplier, customer or other significant business partner to control or influence Insight. While the Employee Continuing Investors will be a party to an exchange agreement with Insight, the only purpose of this agreement is to facilitate investment in the Surviving Corporation. The exchange agreement gives no other rights to the Employee Continuing Investors. Additionally, the transaction is not and was never conditioned on the investment of the Employee Continuing Investors.

4. None of the Employee Continuing Investors were involved in any way in the negotiations or Board discussions regarding this transaction.
None of the Employee Continuing Investors were even present at any discussions of the Insight board of directors involving this transaction. Additionally, none of the Employee Continuing Investors sat on the special committee or had any involvement with the special committee or its deliberations regarding the proposed transaction.

In sum, none of the Employee Continuing Investors can be said to "control" Insight as "affiliates" because they do not have any business relationships with Insight aside from their positions as mid-level employees and minimal stockholders. Additionally, they are not "engaged" in the transaction because they are not involved in the transaction in any significant way. Where, as here, the individuals in question have no significant business relationships with the issuer and have not participated in any discussions or negotiations of the Insight board of directors regarding the 13e-3 transaction, the purposes of Rule 13e-3 are not served by requiring those individuals to file
Schedule 13E-3s. None of the abuses (or opportunities for abuses) that Rule 13e-3 was designed to prevent (i.e. overreaching or unfairness in the negotiations regarding the transaction) and that could be cured by adding any of the Employee Continuing Investors as filing persons are present in this case because the Employee Continuing Investors had no ability to control or influence Insight, its Board, or the special committee (whether through stock ownership, participation in negotiations or otherwise). Accordingly, we respectfully submit that the Employee Continuing Investors are neither "affiliates" nor "engaged" in a Rule 13e-3 transaction.

We have reviewed Q&A No. 19 in Exchange Act Release No. 17719, and we respectfully submit that the current disclosure complies with this interpretive advice. Specifically, Q&A No. 19, in pertinent part, provides that "[i]f security holders may elect to receive different forms or amounts of consideration, it is sufficient to disclose a reasonable belief (together with the bases therefor) that at least one of the alternatives offered is fair to unaffiliated security holders...." No potential Employee Continuing Investor is expected or required to become a Continuing Investor, and each potential Employee Continuing Investor may elect to either receive cash for their Insight common stock (just like all other public stockholders) or interests in the Surviving Corporation. As noted above, we expect the holders of Loan Program Exchange Shares, as well as the two executive officers that are expected to become Continuing Investors, will be 13E-3 filing persons and, therefore, would not be deemed to be unaffiliated security holders. The disclosure in the proxy statement under "Position of Acquisition and the Affiliated Continuing Investors as to the Fairness of the Merger" provides the reasonable belief (and the bases therefor) of the 13E-3 filing persons as to the fairness of the cash consideration to be paid in connection with the merger. The cash merger consideration is not only one of the alternatives offered to potential Employee Continuing Investors (which is the requirement of Q&A No. 19), it also is the only consideration relevant to the primary readers of the proxy statement. Moreover, a discussion of fairness of consideration other than the cash merger consideration could be confusing to most readers of the proxy statement and would be unhelpful and irrelevant to their decision with respect to the merger.

With respect to your previous comment 48, we have filed pro forma financial statements as an exhibit to amendment no. 2 to the Schedule 13E-3.

Finally, in response to the last sentence of your comment, we have revised the disclosure under "Position of Acquisition and the Affiliated Continuing Investors as to the Fairness of the Merger" on page 35.


2. We reissue comment 5. We note that Acquisition was formed for the purpose of engaging in this transaction, that Carlyle and TC Group, LLC hold all of the stock in Acquisition, that they have provided or will provide more of the consideration to be paid in the transaction, and that they will have a significant interest in the surviving entity. We note that the Current Issues Outline states,

"Where the purchaser has created a merger subsidiary or other acquisition vehicle to effect the transaction, moreover, the staff will "look through" the acquisition vehicle and treat as a separate, affiliated purchaser the intermediate or ultimate parent of that acquisition vehicles. Accordingly, both the acquisition vehicle and the entity or person who formed it to acquire the issuer would have separate filing obligations..."


Carlyle and TC Group are affiliates due to their relationship with senior management, as discussed in the Current Issues Outline. Please revise the filing to include Carlyle and TC Group as filing persons on the Schedule 13E-3 and provide the disclosure required by the Schedule with respect to each new filing person.

RESPONSE

In response to the Staff's request, amendment no. 2 to the Schedule 13E-3 includes as filing persons Carlyle Partners III Telecommunications, L.P. and Carlyle Partners IV Telecommunications, L.P. These two investment funds collectively own more than 96% of the stock of Acquisition (each fund owns approximately half of that 96% and the remaining 4% is owned by two passive co-investment funds). Following the closing of the proposed transactions, these two investment funds will own (in approximately the same proportions) more than 96% of the Class B Voting Stock of the Surviving Corporation and, based on an assumed contribution by Carlyle of $606.3 million, approximately 96% of all of the stock of the Surviving Corporation that is not owned by Continuing Investors. While we continue to believe that independent investment funds such as these that are not affiliated with Insight should not be required to be included as Schedule 13E-3 filing persons, we have acceded to the Staff's position, as expressed in its Current Issues Outline, that filing persons should include "both the acquisition vehicle and the entity or person who formed it to acquire the issuer...."

3. We note the allegations in the consolidated complaint regarding specific provisions in Insight's charter. Please provide us your analysis regarding why the transaction structure is consistent with the cited charter provisions.

RESPONSE

The allegations in the consolidated complaint were made prior to delivery, negotiation and execution of agreements related to the proposed transaction and, therefore, were not based on the terms of the transaction reflected in the final transaction agreements. In their consolidated complaint, the plaintiffs contended that, if consummated, the buyer's proposal to acquire the publicly-traded outstanding common stock of Insight would violate two provisions of Insight's certificate of incorporation (the "Charter"). As explained below, the merger is not inconsistent with either of these provisions.

First, the plaintiffs alleged in the complaint that the proposed transaction would violate Section 5.4(b) of the Charter if shares of Insight's super-voting Class B common stock were transferred to a newly-formed entity without subsequently giving effect to an automatic conversion of those shares into an equal number of shares of Class A common stock. However, the merger will not violate Section 5.4(b) because, prior to the consummation of the merger, the holders of Class B common stock will effect a voluntary conversion of their Class B common stock into Class A common stock pursuant to Section 5.4(a) of the Charter.

Second, the plaintiffs also alleged in the complaint that the proposed transaction would violate Section 5.6 of the Charter because, under the proposed transaction, the holders of Insight's Class A shares would receive cash consideration in exchange for their shares, while the Class B shares would be transferred to Acquisition in exchange for Acquisition equity interests. The merger is conditioned upon, among other things, the approval of a proposed amendment to the Charter that would make Section 5.6 inapplicable to the merger and the other transactions contemplated by the merger agreement. Accordingly, if stockholders approve this Charter amendment (which is set forth as a separate matter in the proxy statement and on the proxy card), then the merger and related transactions will not violate Section 5.6.

Background of the Merger, page 1

4. We note the revised disclosure on pages 1-2 in response to comment 12, which states that Messrs. Knafel and Willner began considering the going-private transaction at a time when "Insight's stock [was] trading near its historical lows." If one purpose of the transaction for these parties was to take advantage of the depressed share price, then revise the discussion on page 1 ("Purpose of the Merger; Reasons for the Merger") and your response to Item 7 of Schedule 13E-3 accordingly.


RESPONSE

Mr. Knafel and Mr. Willner did not explore a going-private transaction or significant recapitalization because of short-term movements in Insight's stock price. Rather, Mr. Knafel and Mr. Willner believed the long-term value of the company was not being reflected in the stock price, and they wanted to consider these transactions as vehicles to maximize stockholder value. The disclosure at the bottom of page 1 carrying over to the top of page 2 has been revised accordingly.

5. We note from the various lawsuits the allegations that the two members of the special committee may have conflicts of interest. We also note that the special committee cites the lack of conflicts in support of its procedural fairness determination on page 19. It appears you should revise the filing to disclose these conflicts. In particular, revise to disclose the potential conflict arising from M[s]. Laybourne's position at Oxygen Media.

RESPONSE

Page 4 has been revised to provide the requested disclosure as to Mr. Lee's previous employment with Lazard and the relationship between Insight and Oxygen Media. In this regard, we note that Mr. Lee left Lazard over five years ago, and that amounts received by Oxygen Media from Insight represent approximately 2% of Oxygen Media's revenues in 2004. The Insight board of directors determined that these relationships were not material to, and did not compromise, the independence of Mr. Lee and Ms. Laybourne. We also note that the disclosed relationships do not impair the ability of Mr. Lee and Ms. Laybourne to qualify as "independent directors" (as such term is defined in Rule 4200(a)(15) of NASDAQ's Marketplace Rules) of Insight. Please note that, as discussed on the bottom of page 48 carrying over to page 49, in late September 2005, following execution of the merger agreement in July 2005, Ms. Laybourne was asked to remain as a director of the Surviving Corporation, and she has agreed to continue as a director.


6. Please disclose your supplemental response to comment 14.

RESPONSE

The disclosure has been revised as requested. Please refer to page 2.


7. Your revised disclosure on page 2 in response to comment 15 does not clarify what the affiliates determined to be unfavorable about the terms under negotiation, causing the negotiations to end. Please provide this information with respect to the initial firm and the next six firms that were contacted. We note the special committee's assessment of the termination of these talks, as disclosed in paragraph 6 on page 17.

RESPONSE

As described in the proxy statement, the discussions with the initial firm and the next six firms that were contacted were preliminary in nature, and the parties determined not to proceed with a potential transaction for various reasons. Presumably each firm made its own individual investment decision based on a variety of factors that firms would generally take into account when they evaluate an investment opportunity; however, the respective firms did not necessarily communicate their reason(s) for not proceeding to Sidney Knafel and Michael Willner. In the case of the first firm, based on the status of the negotiations in September 2004, Sidney Knafel and Michael Willner concluded that the firm was not prepared to go forward with the investment opportunity at that time at a valuation range for the company that was sufficiently high to make a potential transaction feasible. Of the next six firms who signed a confidentiality agreement, one determined not to discuss a potential transaction further. Four of the firms held preliminary discussions but ultimately determined not to pursue a transaction after considering the economic terms of a potential transaction and the governance structure of the post-transaction company, which would leave Sidney Knafel and his related parties and Michael Willner in control. With respect to the sixth firm, as already described on page 3, its valuation range for Insight was not as high as Carlyle's, so Sidney Knafel and Michael Willner determined to pursue a potential transaction with Carlyle. We have revised the disclosure on page 2 to provide additional clarifying disclosure.


8. Refer to comment 17. Provide us copies of the engagement letters on a supplemental basis.

RESPONSE

Counsel for Evercore and Citigroup is simultaneously and supplementally providing the Staff with copies of Evercore's and Citigroup's respective engagement letters with Insight.


9. We note your response to comment 19; however, it appears that the May 11 report should be summarized in the filing and filed as an exhibit to the
Schedule 13E-3.

RESPONSE

Evercore and Citigroup have informed us that they do not believe that the May 11 discussion materials should be summarized in the proxy statement or filed as an exhibit to the Schedule 13E-3. An overview of these discussion materials is already contained in the proxy statement on pages 7 and 8.

Evercore and Citigroup do not believe that the May 11 discussion materials are a "report" for purposes of Item 1015(a) of Regulation M-A.

Specifically, the May 11 discussion materials were not prepared for the use of the special committee or for delivery to Insight or its affiliates (including the buyers), and such materials were not intended to inform or advise any of these parties or the unaffiliated security holders of Insight. In addition, the special committee has informed Insight that it did not rely on or consider the May 11 discussion materials in making its determination as to the fairness of the merger consideration.

Furthermore, the May 11 discussion materials are not materially related to the "fairness of the consideration to be offered to security holders" or the "fairness of the transaction to the issuer or affiliate or to security holders who are not affiliates". The May 11 discussion materials did not contain any views of the financial advisors regarding the fairness of the merger consideration. Rather, these materials were prepared solely to stimulate and encourage active negotiations between Evercore and Citigroup, on behalf of the special committee, and the financial advisors to the buyers. Thus, the May 11 discussion materials should not be considered a "report" for purposes of Item 1015(a) of Regulation M-A.

As a policy matter, Evercore and Citigroup strongly believe that negotiations between financial advisors should not be constrained by disclosure obligations and that such negotiations or the discussion materials used as part of such negotiations are not covered by Item 1015(a). In addition, disclosure of the May 11 discussion materials would not be in the best interests of security holders. Evercore and Citigroup believe that security holders are best served when financial advisors have the ability to negotiate to obtain the best possible result for their client and that they should be able to create negotiating materials for use with the opposing party without the concern that such materials will later be made publicly available.

While mindful that this is a "going private transaction" involving a high disclosure standard, Evercore and Citigroup believe that Insight has fully complied with all requirements of Item 1015 applicable to them, including by filing as exhibits to the Schedule 13E-3 all written presentations delivered by Evercore and Citigroup to the special committee.

For the foregoing reasons, Evercore and Citigroup have advised Insight that the May 11 discussion materials need not be summarized in the proxy statement or filed as an exhibit to the Schedule 13E-3. As discussed with the Staff on October 18, 2005, counsel for Evercore and Citigroup is simultaneously and supplementally providing the Staff with a copy of the May 11 discussion materials.


10. We reissue comment 20 in part. We note your response regarding the June 15, 2005 report. Item 1015(a) requires you to disclose and summarize any report an affiliate received relating to the fairness of the consideration of the fairness of the transaction. As such, it appears that the report should be filed as an Exhibit to the Schedule 13E-3 and summarized in the disclosure document. In addition, tell us whether the affiliates received any other reports, opinions or appraisals from their financial advisors. It appears that all such reports should be summarized in the document and filed as exhibits to the Schedule 13E-3.

RESPONSE

Morgan Stanley and Stephens have repeated their position to us that they do not believe that the June 15, 2005 discussion materials should be summarized in the proxy statement or filed as an exhibit to the Schedule 13E-3. An overview of the discussion materials is already contained on page 8 of the proxy statement.

Morgan Stanley and Stephens do not believe that the June 15 discussion materials are a "report" for purposes of Item 1015(a) of Regulation M-A. Specifically, the June 15 discussion materials were not prepared for the use of the buyers or for delivery to the special committee or Insight, and they were not intended to inform or advise any of these parties. The special committee and the buyers did receive the presentation materials used by Morgan Stanley and Stephens at the meeting of the special committee on April 27, 2005, and these presentation materials have been appropriately summarized in the proxy statement and filed as an exhibit to the Schedule 13E-3.

Morgan Stanley and Stephens, as advisors to the buyers, were not requested to express any view as to the fairness of the consideration or the transaction. Furthermore, the June 15 discussion materials are not materially related to the "fairness of the consideration to be offered to security holders" or the "fairness of the transaction to the issuer or affiliate or to security holders who are not affiliates". Rather, these materials were prepared solely to facilitate negotiations between Morgan Stanley and Stephens, on behalf of the buyers, and the financial advisors to the special committee. Thus, the June 15 discussion materials should not be considered a "report" for purposes of Item 1015(a) of Regulation M-A.

As a policy matter, Morgan Stanley and Stephens strongly believe that negotiations between financial advisors should not be constrained by disclosure obligations and that such negotiations or discussion materials used as part of such negotiations are not covered by Item 1015(a).

For the foregoing reasons, Morgan Stanley and Stephens have advised the buyers and Insight that the June 15 discussion materials need not be summarized in the proxy statement or filed as an exhibit to the Schedule 13E-3. Nonetheless, counsel for Morgan Stanley and Stephens is simultaneously and supplementally providing the Staff with a copy of the June 15 discussion materials. Should the Staff continue to take a different view, Morgan Stanley and Stephens respectfully request that they and their legal advisor be able to discuss this issue with the Staff directly.


11. We reissue comment 21 in part. We note that you indicate that certain of the financial advisors' presentations updated prior presentations and included similar types of information. It appears that you should revise the disclosure to summarize the differences in the results of the analysis or other variations in the reports.

RESPONSE

The disclosure has been revised as requested. Please refer to pages 7 and 9.

Recommendation of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger, page 15

12. Refer to comment 25. Please disclose the net book value per share where you address the reasons why the special committee did not consider this value.

RESPONSE

The disclosure has been revised as requested. Please refer to pages 20 and 22.

13. It appears that the latter portion of paragraph 8 is a negative factor that should be discussed in that section, along with a discussion of the potential gain that could result from the dissolution of the joint venture.

RESPONSE

The discussion reflected in the latter portion of paragraph 8 on page 18 has been specifically discussed in the section regarding negative factors considered by the special committee in making its determination and recommendation (see paragraph 7 on page 19). In addition, paragraph 8 on page 19 discusses the potential sale of the Surviving Corporation or its assets at a valuation higher than that available in the merger.

Opinions of the Financial Advisors,  page 22

14. We note the revised disclosure in response to comment 27; however, it appears that you should eliminate the disclaimer that the opinions "are not on behalf of any stockholder or any other person other than the special committee" from the disclosure document and the Evercore opinion.

RESPONSE

The disclosure has been revised as requested. Please refer to page 22. In addition, Evercore has revised its opinion as requested. Please see Annex D of the proxy statement.


15. We reissue comment 31. Provide some clarification regarding how the financial advisors reached their fairness determinations despite the fact that the merger consideration is below the range of implied values in the discounted cash flows and minority squeeze out analyses and at the bottom of the range of implied values based on the precedent transactions analysis.

RESPONSE

In response to your previous comment 31, the financial advisors informed Insight that they considered many analyses in reaching fairness and noted that while the offer price was below the range indicated by certain analyses, the offer price was above the range for certain other analyses performed by them. In addition, the financial advisors have informed Insight that in reaching their respective fairness opinions, they considered the likelihood of a dissolution of Insight Midwest in the context of the public statements made on May 10, 2005 by an executive officer of Comcast Corporation.

While the financial advisors noted that the merger consideration fell below or at the bottom of the ranges of implied values in the analyses referenced by the Staff, the financial advisors also noted that the merger consideration fell within the ranges of implied values for the status quo case peer group trading analysis and pre-offer research analyst price targets and the dissolution case discounted cash flow analysis, precedent change of control analysis and leveraged buyout analysis in a strategic sale. The financial advisors further noted that the merger consideration fell above the ranges of implied values for the dissolution case peer group trading analysis and leveraged buyout analysis in an IPO.

Thus, the financial advisors were able to reach their respective fairness opinions based on the results of all analyses undertaken by them and assessed as a whole.

Please see the revised disclosure on page 26.

Position of Acquisition and the Affiliated Continuing Investors as to the Fairness of the Merger, page 31

16. Revise the document to disclose the clarification in your response to comment 34.

RESPONSE

The disclosure has been revised as requested. Please refer to the bottom of page 32 carrying over to the top of page 33.

Material United States Federal Income Tax Consequences, page 48

17. Refer to comment 3. Revise this disclosure to eliminate the description as "for general information only" and clarify that you have described all material federal tax consequences of the transaction. Also revise the bolded disclaimer on page 49. We will not object if you recommend that security holders consult a tax professional with respect to the tax consequences in their particular situation.

RESPONSE

The disclosure has been revised as requested. Please refer to page 51.

Estimated Fees and Expenses, page 59

18. We reissue comment 44. We note that you will disclose the fees payable to Morgan Stanley and Stevens when they are finalized, prior to finalizing this document.

RESPONSE

The table on page 62 will be completed prior to mailing the definitive proxy statement, and the footnote to the table will disclose the fees payable to Morgan Stanley and Stephens.

Additional Information,  page 100

19. We reissue comment 50. Please revise the second, third, fourth and fifth sentences of the last paragraph of this section to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

RESPONSE

The disclosure has been revised as requested. Please refer to page 102.


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

Closing Information

20. We note the acknowledgements made by Insight on behalf of each of the filing persons. Please provide the requested acknowledgments from each filing person individually.

RESPONSE

Once additional 13E-3 filing persons are determined, we will provide the requested acknowledgments from each such person in the form previously provided.


                                  * * * * * * *

We hope you will find this letter responsive to your comments. Your prompt review of our responses would be greatly appreciated. If you have any questions regarding these responses, please contact me at 917-286-2300. Please direct any written correspondence to my attention by fax at 917-286-2301.

                                         Sincerely,



                                        /s/ Elliot Brecher
                                        -------------------------------
                                        Elliot Brecher
                                        Senior Vice President and
                                           General Counsel

cc: Stephen F. Arcano,  Esq.
    Thomas D. Twedt, Esq.
    Jeffery J. Rosen, Esq.
    Joseph H. Schmitt, Esq.